Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and six months ended June 30, 2017 and 2016

Rogers Communications Inc.	1	Second Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
					see note 2

Revenue		3,592	3,455	6,930	6,700

Operating expenses:
Operating costs	4	2,201	2,123	4,386	4,279
Depreciation and amortization		535	572	1,080	1,146
Gain on disposition of property, plant and equipment		(49)	—	(49)	—
Restructuring, acquisition and other	5	34	27	62	71
Finance costs	6	189	189	379	385
Other (income) expense	7	(31)	9	(42)	(25)

Income before income tax expense		713	535	1,114	844
Income tax expense		182	141	289	220

Net income for the period		531	394	825	624

Earnings per share:
Basic	8	$1.03	$0.77	$1.60	$1.21
Diluted	8	$1.03	$0.76	$1.60	$1.21
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
				see note 2

Net income for the period	531	394	825	624

Other comprehensive income:
Items that may subsequently be reclassified to income:
Available-for-sale investments:
Increase (decrease) in fair value	137	(22)	215	101
Reclassification to net income for gain on sale of investment	—	—	—	(39)
Related income tax (expense) recovery	(18)	3	(27)	(8)

Available-for-sale investments	119	(19)	188	54

Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments	(173)	90	(301)	(561)
Reclassification to net income of loss on debt derivatives	216	42	302	572
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives	(1)	(14)	6	(42)
Reclassification to net income for accrued interest	(19)	(15)	(37)	(36)
Related income tax recovery (expense)	8	(8)	26	65

Cash flow hedging derivative instruments	31	95	(4)	(2)

Share of other comprehensive loss of equity-accounted investments, net of tax	(6)	(3)	(14)	(20)

Other comprehensive income for the period	144	73	170	32

Comprehensive income for the period	675	467	995	656
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at June 30	As at December 31
	Note	2017	2016

Assets
Current assets:
Accounts receivable		1,884	1,949
Inventories		290	315
Other current assets		292	215
Current portion of derivative instruments	9	101	91
Total current assets		2,567	2,570

Property, plant and equipment		10,678	10,749
Intangible assets	10	7,290	7,130
Investments	11	2,385	2,174
Derivative instruments	9	1,484	1,708
Other long-term assets		92	98
Deferred tax assets		7	8
Goodwill		3,905	3,905

Total assets		28,408	28,342

Liabilities and shareholders' equity
Current liabilities:
Bank advances		74	71
Short-term borrowings	12	1,988	800
Accounts payable and accrued liabilities		2,364	2,783
Income tax payable		105	186
Current portion of provisions		60	134
Unearned revenue		361	367
Current portion of long-term debt	13	—	750
Current portion of derivative instruments	9	107	22
Total current liabilities		5,059	5,113

Provisions		33	33
Long-term debt	13	14,927	15,330
Derivative instruments	9	153	118
Other long-term liabilities		490	562
Deferred tax liabilities		1,976	1,917
Total liabilities		22,638	23,073

Shareholders' equity	14	5,770	5,269

Total liabilities and shareholders' equity		28,408	28,342

Subsequent event	14
Contingent liabilities	17
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting shares		Class B Non-voting shares
Six months ended June 30, 2017	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2017	72	112,412	405	402,396	4,247	642	(107)	10	5,269
Net income for the period	—	—	—	—	825	—	—	—	825

Other comprehensive income (loss):
Available-for-sale investments, net of tax	—	—	—	—	—	188	—	—	188
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(4)	—	(4)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(14)	(14)
Total other comprehensive income (loss)	—	—	—	—	—	188	(4)	(14)	170
Comprehensive income for the period	—	—	—	—	825	188	(4)	(14)	995

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(494)	—	—	—	(494)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	—	(5)	—	5	—	—	—	—	—
Total transactions with shareholders	—	(5)	—	7	(494)	—	—	—	(494)

Balances, June 30, 2017	72	112,407	405	402,403	4,578	830	(111)	(4)	5,770

	Class A Voting shares		Class B Non-voting shares
Six months ended June 30, 2016	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2016	72	112,439	402	402,308	4,474	598	57	33	5,636
Net income for the period (see note 2)	—	—	—	—	624	—	—	—	624

Other comprehensive income (loss):
Available-for-sale investments, net of tax	—	—	—	—	—	54	—	—	54
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(2)	—	(2)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(20)	(20)
Total other comprehensive income (loss)	—	—	—	—	—	54	(2)	(20)	32
Comprehensive income for the period	—	—	—	—	624	54	(2)	(20)	656

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(494)	—	—	—	(494)
Share class exchange	—	(25)	—	25	—	—	—	—	—
Total transactions with shareholders	—	(25)	—	25	(494)	—	—	—	(494)

Balances, June 30, 2016 (see note 2)	72	112,414	402	402,333	4,604	652	55	13	5,798
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Second Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
					see note 2
Operating activities:
Net income for the period		531	394	825	624
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		535	572	1,080	1,146
Program rights amortization		16	18	36	39
Finance costs	6	189	189	379	385
Income tax expense		182	141	289	220
Stock-based compensation	15	19	15	32	27
Post-employment benefits contributions, net of expense		(65)	(71)	(59)	(61)
Gain on divestitures pertaining to investments		—	—	—	(39)
Gain on disposition of property, plant and equipment		(49)	—	(49)	—
Recovery on wind down of shomi	7	(20)	—	(20)	—
Other		(3)	—	(6)	10
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,335	1,258	2,507	2,351
Change in non-cash operating working capital items	18	(227)	35	(405)	(85)
Cash provided by operating activities before income taxes paid and interest paid		1,108	1,293	2,102	2,266
Income taxes paid		(152)	(18)	(312)	(155)
Interest paid		(133)	(154)	(371)	(392)

Cash provided by operating activities		823	1,121	1,419	1,719

Investing activities:
Additions to property, plant and equipment, net	18	(451)	(647)	(937)	(1,199)
Additions to program rights		(19)	(14)	(33)	(24)
Changes in non-cash working capital related to property, plant and equipment and intangible assets		(7)	32	(88)	(105)
Acquisitions and other strategic transactions, net of cash acquired	10	(184)	—	(184)	—
Other		(26)	47	(52)	7

Cash used in investing activities		(687)	(582)	(1,294)	(1,321)

Financing activities:
Net proceeds received on short-term borrowings	12	889	45	1,225	250
Net repayment of long-term debt	13	(795)	(385)	(848)	(266)
Net repayment on settlement of debt derivatives and forward contracts	9	(8)	(23)	(11)	(42)
Dividends paid		(247)	(247)	(494)	(494)

Cash used in financing activities		(161)	(610)	(128)	(552)

Change in cash and cash equivalents		(25)	(71)	(3)	(154)
(Bank advances) cash and cash equivalents, beginning of period		(49)	(72)	(71)	11

Bank advances, end of period		(74)	(143)	(74)	(143)
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

During the six months ended June 30, 2017, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and six months ended June 30, 2017 (second quarter 2017 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) following the same accounting policies and methods of application as those disclosed in our annual audited consolidated financial statements for the year ended December 31, 2016 (2016 financial statements) with the exception of new accounting policies that were adopted on January 1, 2017 as described in note 2. These second quarter 2017 interim financial statements were approved by the Audit and Risk Committee of our Board of Directors on July 19, 2017.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these second quarter 2017 interim financial statements include only significant transactions and changes occurring for the six months since our year-end of December 31, 2016 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These second quarter 2017 interim financial statements should be read in conjunction with the 2016 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. All dollar amounts are in Canadian dollars unless otherwise stated.

Change in Accounting Policies Adopted in 2016
We disclosed in our 2016 financial statements a change in accounting policy for measurement of deferred income taxes as a result of the IFRS Interpretations Committee's agenda decision relating to IAS 12, Income Taxes. As a result of this change, certain comparative information in these second quarter 2017 interim condensed consolidated financial statements was retrospectively amended. The impact of the change in policy as at and for the six months ended June 30, 2016 was an $18 million increase in income tax expense and corresponding deferred tax liability, which resulted in a decrease to net income of the same amount. Basic and diluted earnings per share were decreased by $0.04 and $0.03, respectively, for this comparative period. There was no impact as at or for the three months ended June 30, 2016 as a result of this change in policy.

Rogers Communications Inc.	7	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

New Accounting Pronouncements Adopted in 2017
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2017. These changes did not have a material impact on our financial results.

•	IAS 7, Statement of Cash Flows

•	IAS 12, Income Taxes

•	IFRS 12, Disclosure of Interests in Other Entities

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by us and will have an impact on future periods.

•	IFRS 9, Financial Instruments (effective January 1, 2018)

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)

•	IFRS 16, Leases (effective January 1, 2019)

These changes are described in our 2016 financial statements. We continue to assess the impact of each of these standards on our consolidated financial statements and we are progressing with the implementation of each of these standards. As at the date of these interim financial statements, there have been no significant changes to the disclosure related to the implementation of these standards that was included in our 2016 financial statements. With respect to IFRS 15, we have a team dedicated to ensuring our compliance with this standard. We are implementing a new system to enable us to comply with the requirements of the standard on a contract-by-contract basis and expect to begin a parallel run under both IAS 18 and IFRS 15 using this system in 2017. We have completed the system configurations and commenced the data validation process, which we expect will continue throughout the course of 2017. As a result, we continue to assess the impact of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its impact. We will disclose the estimated financial effects of the adoption of IFRS 15 in our 2017 annual consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media. All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are our chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, gain on disposition of property, plant and equipment, restructuring, acquisition and other, finance costs, other (income) expense, and income tax expense.

Rogers Communications Inc.	8	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Information by Segment

Three months ended June 30, 2017	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,048	870	96	637	(59)	3,592

Operating costs [1]		1,124	442	64	574	(22)	2,182

Adjusted operating profit		924	428	32	63	(37)	1,410

Stock-based compensation [1]	15						19
Depreciation and amortization							535
Gain on disposition of property, plant and equipment							(49)
Restructuring, acquisition and other	5						34
Finance costs	6						189
Other income	7						(31)

Income before income taxes							713
1 Included in Operating costs on the interim condensed consolidated financial statements.

Three months ended June 30, 2016	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		1,931	870	97	615	(58)	3,455

Operating costs [1]		1,085	455	66	525	(23)	2,108

Adjusted operating profit		846	415	31	90	(35)	1,347

Stock-based compensation [1]	15						15
Depreciation and amortization							572
Restructuring, acquisition and other	5						27
Finance costs	6						189
Other expense	7						9

Income before income taxes							535
1 Included in Operating costs on the interim condensed consolidated financial statements.

Six months ended June 30, 2017	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		4,016	1,725	191	1,111	(113)	6,930

Operating costs [1]		2,279	905	128	1,076	(34)	4,354

Adjusted operating profit		1,737	820	63	35	(79)	2,576

Stock-based compensation [1]	15						32
Depreciation and amortization							1,080
Gain on disposition of property, plant and equipment							(49)
Restructuring, acquisition and other	5						62
Finance costs	6						379
Other income	7						(42)

Income before income taxes							1,114
1 Included in Operating costs on the interim condensed consolidated financial statements.

Rogers Communications Inc.	9	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Six months ended June 30, 2016	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		3,821	1,726	193	1,063	(103)	6,700

Operating costs [1]		2,212	918	131	1,022	(31)	4,252

Adjusted operating profit		1,609	808	62	41	(72)	2,448

Stock-based compensation [1]	15						27
Depreciation and amortization							1,146
Restructuring, acquisition and other	5						71
Finance costs	6						385
Other income	7						(25)

Income before income taxes							844
1 Included in Operating costs on the interim condensed consolidated financial statements.

NOTE 4: OPERATING COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Cost of equipment sales and direct channel subsidies	448	435	906	896
Merchandise for resale	56	49	115	98
Other external purchases	1,103	1,090	2,283	2,260
Employee salaries and benefits and stock-based compensation	594	549	1,082	1,025

Total operating costs	2,201	2,123	4,386	4,279

NOTE 5: RESTRUCTURING, ACQUISITION AND OTHER

During the three and six months ended June 30, 2017, we incurred $34 million and $62 million (2016 - $27 million and $71 million), respectively, in restructuring, acquisition and other expenses. These expenses in 2017 and 2016 primarily consisted of severance costs associated with the targeted restructuring of our employee base and certain contract termination costs.

NOTE 6: FINANCE COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Interest on borrowings	185	192	371	388
Interest on post-employment benefits liability	3	3	6	5
Gain on foreign exchange	(41)	(22)	(49)	(47)
Change in fair value of derivative instruments	40	18	48	42
Capitalized interest	(4)	(5)	(8)	(9)
Other	6	3	11	6

Total finance costs	189	189	379	385

Rogers Communications Inc.	10	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 7: OTHER (INCOME) EXPENSE

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

(Income) losses from associates and joint ventures	(26)	13	(44)	27
Gain on divestitures pertaining to investments	—	—	—	(39)
Other investment (income) losses	(5)	(4)	2	(13)

Total other (income) expense	(31)	9	(42)	(25)

During the three and six months ended June 30, 2017, we recognized a $20 million provision reversal related to the wind down of shomi, which is recorded in income from associates and joint ventures.

NOTE 8: EARNINGS PER SHARE

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts)	2017	2016	2017	2016

Numerator (basic) - Net income for the period	531	394	825	624

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	2	2	2

Weighted average number of shares outstanding - diluted	516	517	517	517

Earnings per share:
Basic	$1.03	$0.77	$1.60	$1.21
Diluted	$1.03	$0.76	$1.60	$1.21

For the three and six months ended June 30, 2017 and 2016, the diluted earnings per share calculation reflects accounting for outstanding share-based payments using the cash-settled method for stock-based compensation as it was determined to be more dilutive than using the equity-settled method.

A total of 489,835 options were out of the money for the three and six months ended June 30, 2017 (2016 - nil and 1,040,320, respectively). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 9: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes and debentures, bond forwards, and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings (see note 12). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility and commercial paper borrowings as hedges for accounting purposes.

Rogers Communications Inc.	11	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US dollar-denominated commercial paper (US CP) program during the three and six months ended June 30, 2017.

	Three months ended June 30, 2017			Six months ended June 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	300	1.34	403	1,175	1.33	1,568
Debt derivatives settled	350	1.35	474	1,175	1.33	1,566

Net cash received (paid)			2			(1)

Commercial paper program
Debt derivatives entered	2,830	1.35	3,817	3,030	1.35	4,083
Debt derivatives settled	2,276	1.35	3,065	2,276	1.35	3,065

Net cash paid			(10)			(10)

	Three months ended June 30, 2016			Six months ended June 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	3,073	1.29	3,974	3,797	1.30	4,950
Debt derivatives settled	2,567	1.30	3,325	2,909	1.31	3,799

Net cash paid			(23)			(42)

As at June 30, 2017, we had US$150 million and US$754 million of debt derivatives outstanding relating to our credit facility borrowings and commercial paper program (December 31, 2016 - US$150 million and nil), respectively.

As at June 30, 2017, we had US$6.7 billion (December 31, 2016 - US$6.7 billion) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives. We did not enter into or settle any debt derivatives related to senior notes or debentures during the three and six months ended June 30, 2017 or 2016.

Bond forwards
We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We did not enter into or settle any bond forwards during the three or six months ended June 30, 2017 or 2016. As at June 30, 2017, we had US$0.9 billion (December 31, 2016 - US$0.9 billion) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30, 2017			Six months ended June 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.31	470	480	1.30	625
Expenditure derivatives settled	240	1.33	320	465	1.33	620

Rogers Communications Inc.	12	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

	Three months ended June 30, 2016			Six months ended June 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	270	1.27	342	690	1.34	926
Expenditure derivatives settled	210	1.22	256	420	1.22	513

As at June 30, 2017, we had US$1,305 million of expenditure derivatives outstanding (December 31, 2016 - US$1,290 million) with terms to maturity ranging from July 2017 to December 2018 (December 31, 2016 - January 2017 to December 2018), at an average rate of $1.31/US$ (December 31, 2016 - $1.32/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2017, we had equity derivatives outstanding for 5.4 million (December 31, 2016 - 5.4 million) RCI Class B shares with a weighted average price of $51.44 (December 31, 2016 - $50.30).

During the three months ended June 30, 2017, we did not enter into or settle any equity derivatives. During the six months ended June 30, 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on one million RCI Class B shares with an expiry date of March 2018. We have also executed extension agreements for the remaining equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2018 (from April 2017). We did not enter into or settle any equity derivatives during the three or six months ended June 30, 2016.

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting to the measurement date the cash flows that result from multiplying the bond forward's notional amount by the difference between the period-end market forward yields and the forward yield in each bond forward.

The fair values of our equity derivatives are based on the quoted market value of RCI's Class B Non-Voting shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at June 30, 2017 and December 31, 2016 and there were no transfers between Level 1, Level 2, or Level 3 during the three or six months ended June 30, 2017 or 2016.

Rogers Communications Inc.	13	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of the financial instruments carried at fair value by valuation method as at June 30, 2017 and December 31, 2016.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31
(In millions of dollars)	2017	2016	2017	2016	2017	2016
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly-traded companies	1,250	1,047	1,250	1,047	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,526	1,751	—	—	1,526	1,751
Expenditure derivatives accounted for as cash flow hedges	6	40	—	—	6	40
Equity derivatives not accounted for as cash flow hedges	53	8	—	—	53	8

Total financial assets	2,835	2,846	1,250	1,047	1,585	1,799

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	109	68	—	—	109	68
Debt derivatives not accounted for as hedges	39	—	—	—	39	—
Bond forwards accounted for as cash flow hedges	80	51	—	—	80	51
Expenditure derivatives accounted for as cash flow hedges	32	21	—	—	32	21

Total financial liabilities	260	140	—	—	260	140

Below is a summary of the fair value of our long-term debt as at June 30, 2017 and December 31, 2016.

	As at June 30, 2017		As at December 31, 2016
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	14,927	16,768	16,080	17,628
1 Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

We did not have any non-derivative held-to-maturity financial assets during the three and six months ended June 30, 2017 and 2016.

NOTE 10: INTANGIBLE ASSETS

In June 2017, upon receipt of all necessary regulatory approvals, we acquired an AWS-1 spectrum licence from Quebecor Inc., pursuant to an existing agreement, by paying $184 million. Upon acquisition, we recognized the spectrum licence as an intangible asset of $184 million, which included directly attributable costs. The spectrum licence provides us with more wireless capacity in the Greater Toronto Area.

NOTE 11: INVESTMENTS

	As at June 30	As at December 31
(In millions of dollars)	2017	2016

Investments in:
Publicly-traded companies	1,250	1,047
Private companies	169	169
Investments, available-for-sale	1,419	1,216
Investments, associates and joint ventures	966	958

Total investments	2,385	2,174

Rogers Communications Inc.	14	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 12: SHORT-TERM BORROWINGS

	As at June 30	As at December 31
(In millions of dollars)	2017	2016

Accounts receivable securitization program	1,010	800
US commercial paper program	978	—

Total short-term borrowings	1,988	800

Accounts Receivable Securitization Program

	As at June 30	As at December 31
(In millions of dollars)	2017	2016

Trade accounts receivable sold to buyer as security	1,230	1,460
Short-term borrowings from buyer	(1,010)	(800)

Overcollateralization	220	660

Below is a summary of the activity relating to our accounts receivable securitization program for the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Proceeds received from accounts receivable securitization	200	45	450	295
Repayment of accounts receivable securitization	(60)	—	(240)	(45)

Net proceeds received from accounts receivable securitization	140	45	210	250

As at June 30, 2017, our total funding under the securitization program was $1,010 million (December 31, 2016 - $800 million).

US Commercial Paper Program
In March 2017, we entered into a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our consolidated statements of financial position when they are due within one year from the date of the financial statements.

Below is a summary of the activity relating to our US CP program for the three and six months ended June 30, 2017.

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	2,830	1.35	3,818	3,030	1.35	4,084
Repayment of US commercial paper	(2,279)	1.35	(3,069)	(2,279)	1.35	(3,069)

Net proceeds received			749			1,015

Rogers Communications Inc.	15	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper, beginning of period	200	1.33	266	—	—	—
Net proceeds received	551	1.36	749	751	1.35	1,015
Discounts on issuance [1]	3	1.33	4	3	1.33	4
Gain on foreign exchange [1]			(41)			(41)

US commercial paper, end of period	754	1.30	978	754	1.30	978
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 9). We have not designated these debt derivatives as hedges for accounting purposes.

NOTE 13: LONG-TERM DEBT

			Principal amount	Interest rate	As at June 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2017	2016

Bank credit facilities				Floating	—	100
Bank credit facilities		US	revolving	Floating	195	201
Senior notes	2017		250	Floating	—	250
Senior notes	2017		500	3.000%	—	500
Senior notes	2018	US	1,400	6.800%	1,817	1,880
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	649	671
Senior notes	2023	US	850	4.100%	1,103	1,141
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	908	940
Senior notes	2026	US	500	2.900%	649	671
Senior debentures [1]	2032	US	200	8.750%	260	269
Senior notes	2038	US	350	7.500%	454	470
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	649	671
Senior notes	2043	US	650	5.450%	844	873
Senior notes	2044	US	1,050	5.000%	1,363	1,410
					15,041	16,197
Deferred transaction costs and discounts					(114)	(117)
Less current portion					—	(750)

Total long-term debt					14,927	15,330

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at June 30, 2017 and December 31, 2016.

Rogers Communications Inc.	16	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Bank Credit and Letter of Credit Facilities
Below is a summary of the activity relating to our revolving and non-revolving bank credit facilities during the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Issuance of US dollar long-term debt	150	1.35	203	575	1.35	774
Issuance of Canadian dollar long-term debt			580			1,280

Total long-term debt issued			783			2,054

Repayment of US dollar long-term debt	(200)	1.37	(273)	(575)	1.34	(772)
Repayment of Canadian dollar long-term debt			(805)			(1,380)

Total long-term debt repaid			(1,078)			(2,152)

Net long-term debt repaid			(295)			(98)

	Three months ended June 30, 2016			Six months ended June 30, 2016
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Issuance of US dollar long-term debt	900	1.30	1,174	1,407	1.32	1,862
Issuance of Canadian dollar long-term debt			190			190

Total long-term debt issued			1,364			2,052

Repayment of US dollar long-term debt	(469)	1.28	(599)	(519)	1.29	(668)
Repayment of Canadian dollar long-term debt			(150)			(650)

Total long-term debt repaid			(749)			(1,318)

Net long-term debt issued			615			734

As at June 30, 2017, we had $195 million (US$150 million) outstanding under our revolving and non-revolving credit facilities (December 31, 2016 - $301 million). We have entered into debt derivatives related to the US dollar-denominated portion of these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see note 9).

In March 2017, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion.

In March 2017, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

Rogers Communications Inc.	17	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Senior Notes
Issuance of senior notes and related derivative settlements
We did not issue any senior notes during the three and six months ended June 30, 2017 or 2016.

Repayment of senior notes and related derivative settlements
Below is a summary of the repayment of our senior notes for the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30, 2017		Six months ended June 30, 2017
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

March 2017	—	—	—	250
June 2017	—	500	—	500

Total		500		750

	Three months ended June 30, 2016		Six months ended June 30, 2016
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

May 2016	—	1,000	—	1,000

There were no debt derivatives associated with these Canadian dollar-denominated senior notes.

NOTE 14: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding Class A Voting and Class B Non-Voting shares in 2017 and 2016.

Date declared	Date paid	Dividend per share (dollars)

January 26, 2017	April 3, 2017	0.48
April 18, 2017	July 4, 2017	0.48
		0.96

January 27, 2016	April 1, 2016	0.48
April 18, 2016	July 4, 2016	0.48
August 11, 2016	October 3, 2016	0.48
October 20, 2016	January 3, 2017	0.48
		1.92

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends above five cents per share.

NOTE 15: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Stock options	8	1	25	14
Restricted share units	11	10	27	25
Deferred share units	15	8	35	18
Equity derivative effect, net of interest receipt	(15)	(4)	(55)	(30)

Total stock-based compensation expense	19	15	32	27

Rogers Communications Inc.	18	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

As at June 30, 2017, we had a total liability, recorded at its fair value, of $201 million (December 31, 2016 - $189 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and six months ended June 30, 2017, we paid $18 million and $81 million (2016 - $6 million and $51 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options

	Three months ended June 30, 2017		Six months ended June 30, 2017
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,478,639	$45.75	3,732,524	$43.70
Granted	489,835	$62.82	993,740	$59.71
Exercised	(660,757)	$43.92	(1,320,905)	$43.20
Forfeited	(37,059)	$48.63	(134,701)	$48.68

Outstanding, end of period	3,270,658	$48.56	3,270,658	$48.56

Exercisable, end of period	1,186,366	$40.99	1,186,366	$40.99

	Three months ended June 30, 2016		Six months ended June 30, 2016
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,343,572	$43.91	4,873,940	$41.47
Granted	—	—	1,054,530	$49.95
Exercised	(141,237)	$40.38	(713,883)	$35.45
Forfeited	(37,900)	$46.26	(50,152)	$45.83

Outstanding, end of period	5,164,435	$43.99	5,164,435	$43.99

Exercisable, end of period	2,372,958	$40.56	2,372,958	$40.56

Included in the above table are grants of 489,835 and 489,835 performance options to certain key executives during the three and six months ended June 30, 2017 (2016 - nil and 420,035), respectively.

Unrecognized stock-based compensation expense related to stock option plans was $10 million as at June 30, 2017 (December 31, 2016 - $3 million) and will be recognized in net income over the next four years as the options vest.

Restricted Share Units
Summary of RSUs

	Three months ended June 30		Six months ended June 30
(In number of units)	2017	2016	2017	2016

Outstanding, beginning of period	1,814,535	2,431,281	2,237,085	2,484,405
Granted and reinvested dividends	95,110	45,640	642,672	667,438
Exercised	(47,495)	(83,610)	(918,027)	(698,094)
Forfeited	(52,675)	(52,697)	(152,255)	(113,135)

Outstanding, end of period	1,809,475	2,340,614	1,809,475	2,340,614

Included in the above table are grants of 65,889 and 129,431 performance RSUs to certain key executives during the three and six months ended June 30, 2017 (2016 - 4,548 and 90,341), respectively.

Rogers Communications Inc.	19	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Unrecognized stock-based compensation expense related to these RSUs was $52 million as at June 30, 2017 (December 31, 2016 - $35 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Units
Summary of DSUs

	Three months ended June 30		Six months ended June 30
(In number of units)	2017	2016	2017	2016

Outstanding, beginning of period	2,861,873	2,503,079	2,396,458	1,770,871
Granted and reinvested dividends	35,019	47,723	682,276	920,759
Exercised	(48,025)	(16,221)	(135,530)	(115,358)
Forfeited	(76,975)	(34,782)	(171,312)	(76,473)

Outstanding, end of period	2,771,892	2,499,799	2,771,892	2,499,799

Included in the above table are grants of 6,225 and 182,500 performance DSUs to certain key executives during the three and six months ended June 30, 2017 (2016 - 6,323 and 315,827), respectively.

Unrecognized stock-based compensation expense related to these DSUs as at June 30, 2017 was $40 million (December 31, 2016 - $30 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

NOTE 16: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and six months ended June 30, 2017 and 2016 were less than $1 million, respectively.

Transactions with Key Management Personnel
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chairman of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Printing and legal services	3	6	10	11

NOTE 17: CONTINGENT LIABILITIES

We have the following contingent liabilities as at June 30, 2017:

System Access Fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was

Rogers Communications Inc.	20	Second Quarter 2017

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular Devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 18: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-Cash Operating Working Capital Items

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Accounts receivable	(145)	(96)	54	(64)
Inventories	7	82	26	80
Other current assets	33	54	(77)	(71)
Accounts payable and accrued liabilities	(37)	65	(402)	(13)
Unearned revenue	(85)	(70)	(6)	(17)

Total change in non-cash operating working capital items	(227)	35	(405)	(85)

Additions to Property, Plant and Equipment, net

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Additions to property, plant and equipment	525	647	1,011	1,199
Proceeds from disposition of property, plant and equipment	(74)	—	(74)	—

Additions to property, plant and equipment, net	451	647	937	1,199

Rogers Communications Inc.	21	Second Quarter 2017